3923 West Sixth Street, Suite 312

Los Angeles, California    90020

(213)381-6627 office   (213)381-6616 fax

January 6, 2013

Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:       Your Letter(s) Dated December 9, 2013 (the “Comment Letter”)

Regarding Umax Group Corp. (File No. 333-174334)

Item 4.01 Form 8-K/A Filed November 22, 2013

Dear Ms. Thompson:

Umax Group Corp. (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings. We appreciate the Staff’s comments as well as the opportunity this review process provides to improve the content of our public filings. This letter is in response to the comment letter dated December 9, 2013.

Item 4.01 8-K/A Filed December 4, 2013

1.       Please amend your Form 8-K to disclose whether during the years ended April 30, 2013 and 2012 and any subsequent interim period through the date of engagement (November 20, 2013) you consulted with Cutler & Co, LLC (Cutler) regarding (i) the application of accounting principles to a specified transaction, (ii) the type of audit opinion that might be rendered on your financial statements by Cutler, in either case where written or oral  advice provided by Cutler would be an important factor considered in reaching a decision as to any accounting, auditing or financial reporting issues or (iii) any other matter that was the subject of a disagreement between you and your former auditor, or was a reportable event (as described in Items 304(a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-K, respectively). Refer to Item 304(a)(2) of Regulation S-K.

RESPONSE

Effective November 20, 2013, Ronald Chadwick, (“Chadwick”) resigned as the registered independent public accountant of Umax Group Corp. (the “Company”). Effective November 20, 2013 Cutler & Company, LLC. (“Cutler”) was approved by Board of Directors and engaged as the new registered independent public accountant for the Company.  The disclosure has been amended accordingly

3923 West Sixth Street, Suite 312

Los Angeles, California    90020

(213)381-6627 office   (213)381-6616 fax

2.      Please amend your Form 8-K to provide the disclosure required by Item 304(a)(1)(ii) of Regulation S-K. Specifically, we note that the most recent two years for which Chadwick provided an audit report are the years ended April 30, 2013 and 2012. However, your current disclosure refers to the years ended April 30, 2012 and 2011.

RESPONSE

Chadwick served as the Company’s registered independent accountant from June 17, 2011 to November 20, 2013, Chadwick’s audit report on the Company’s financial statements for the years ended April 30, 2013 and April 30, 2012, were included in the Company’s Annual Report on Form 10-K, and other than the “going concern” qualification, the principal accountant's report on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles in a manner as contemplated by Item 304(a)(1)(ii) of Regulation S-K.

During the Two (2) most recent fiscal years ending April 30, 2013 and April 30, 2012, and the subsequent period ending , July 31, 2013, to the date of Chadwick’s resignation, there were no disagreements between the Company and Chadwick concerning any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which disagreements, if not resolved to Chadwick’s satisfaction, would have caused him to make a reference to the subject matter of the disagreements in connection with his reports; there were no reportable events as described in Item 304(a)(1)(v) of Regulation S-K.

The filing has been amended accordingly.

3.      When you amend your Form 8-K, please file an updated Exhibit 16 letter indicating whether Chadwick agrees with the disclosures in your amended Form 8-K. This letter should refer to the amended 8-K, not the original 8-K that was filed on November 22, 2013, and it should be dated as of the most recent practicable date. Refer to Item 304(a)(3) of Regulation S-K.

An updated exhibit has been filed concurrent with the December 24 submission.

4.      Please note that you must respond in writing to the comments in our letter dated November 26, 2013 and in this letter. Merely filing an amendment to your Form 8-K is not an adequate response. Please submit your written response as correspondence on EDGAR as required by Rule 101 of Regulation S-T. As previously requested, in connection with responding to our comments, please provide a written statement from the company acknowledging that:

3923 West Sixth Street, Suite 312

Los Angeles, California    90020

(213)381-6627 office   (213)381-6616 fax

RESPONSE:      We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither Staff comments nor changes in disclosure in response to Staff comments foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are hopeful that this response has addressed the Staff’s questions relating to the Comment Letter. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

Umax Group Corp.

By: /s/ Michelle Mercier

Michelle Mercier

President

Chief Financial Officer and Director